news release

Zi Corporation Licenses Decuma Handwriting Recognition to
Nintendo Co., Ltd. for Nintendo DS

Zi's Decuma Technology to Simplify Handwriting Input and Recognition for Game Users

CALGARY, AB, October 26, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has signed a licensing agreement with Nintendo Co., Ltd. Under the agreement, Nintendo DS developers can employ Zi's Decuma® handwriting recognition technology while creating software for the Nintendo DS handheld video game system.

Nintendo DS is the first handheld gaming platform to offer dual screens and touch-screen technology, similar to touch technologies found in some PDA's or smartphones. Users can interact with the Nintendo DS by using standard control buttons, a microphone or the gaming system's innovative touch screen.

"As the leading provider of handheld video game systems in the world, Nintendo has a reputation for adopting innovative technologies that improve the user's experience with its products," said Milos Djokovic, chief technical officer and chief operating officer, Zi Corporation. "With Decuma, Nintendo DS users will experience natural handwriting recognition previously only available to PDA and smartphone users. Zi continues to bring its multi-modal input products to leading mobile phones, gaming platforms and smartphones across the globe."

About Decuma

Decuma Alphabetic handwriting recognition software provides fast and natural handwriting input, enabling users to focus on the content rather than the writing. Users can closely mimic writing with pen and paper, with letters and words being written and interpreted in a natural flow, allowing for easy editing and correction. The Decuma product portfolio is comprised of three handwriting recognition software products: Decuma Alphabetic, for English, French, Spanish, German, Italian and other western languages; Decuma Chinese for Simplified and Traditional Chinese; and Decuma Japanese, which supports Kanji, Hiragana and Katakana.,

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

About Nintendo Co., Ltd.

The worldwide leader and innovator in the creation of interactive entertainment, Nintendo Co., Ltd., of Kyoto, Japan, manufactures and markets hardware and software for its popular home and portable video game systems. For more information about Nintendo, visit the company's Web site at www.nintendo.com.

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation's most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation's results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation's operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Allen & Caron Inc (investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
+44 (0) 115 948 6901
brian@gbcspr.com / bethany@gbcspr.com